FILED PURSUANT TO RULE 424(b)(3)
FILE NO. 333-105807

PROSPECTUS

MEADE INSTRUMENTS CORP.
2,300,000 Shares of Common Stock

     This prospectus relates to dispositions of our common stock or other interests therein. These shares of common stock are beneficially owned by the selling security holder. This offering is not being underwritten.

     We will not receive any proceeds from the disposition of these shares or interests therein.

     The selling security holder identified in this prospectus may offer the shares or interests therein from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

     The Company’s common stock is traded on The Nasdaq National Market under the ticker symbol “MEAD.” On June 13, 2003, the closing sale price of the common stock, as reported by Nasdaq, was $2.89 per share. You are urged to obtain current market quotations for our common stock.

Investing in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 16, 2003.

FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
SELLING SECURITY HOLDER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
MATERIAL CHANGES
NOTES TO PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT OF INCOME FOR THE TWELVE MONTHS ENDED FEBRUARY 28, 2003
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

FORWARD-LOOKING STATEMENTS	2
PROSPECTUS SUMMARY	3
RISK FACTORS	5
USE OF PROCEEDS	9
SELLING SECURITY HOLDER	9
PLAN OF DISTRIBUTION	12
LEGAL MATTERS	13
EXPERTS	13
MATERIAL CHANGES	13
WHERE YOU CAN FIND MORE INFORMATION	14
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	15

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents it incorporates by reference contain forward-looking statements. Forward-looking statements relate to future periods and include descriptions of our plans, objectives, and underlying assumptions for future operations, our market opportunities, our acquisition opportunities, and our ability to compete.

     Generally, “may,” “will,” “expect,” “believe,” “estimate,” “anticipate,” “intend,” “continue” and similar words identify forward-looking statements. Forward-looking statements are based on our current expectations and are subject to risks and uncertainties that can cause actual results to differ materially. For information on these risks and uncertainties, see the “Risk Factors.”

     We urge you to consider these factors carefully in evaluating the forward-looking statements contained in this prospectus. Forward-looking statements are made only as of the date of this prospectus. We do not intend, and undertake no obligation, to update these forward-looking statements.

     As used in this prospectus, “Company,” “Meade,” “we,” “us” and “our” refer to Meade Instruments Corp.

PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus or incorporated by reference herein. Investors should also carefully consider the information set forth under “Risk Factors” beginning on page 5.

The Company

General

     Meade Instruments Corp. is a multinational consumer optics company that designs, manufactures, imports and distributes telescopes, telescope accessories, binoculars, riflescopes, microscopes and other optical products. Meade is dedicated to bringing innovative, cutting-edge, consumer-friendly products to the consumer optics marketplace. That dedication to bringing consumers the broadest offering of consumer optical products led to the Company’s acquisition of Simmons Outdoor Corp. (“Simmons”) in October 2002. Simmons, a highly-regarded and well-known designer and distributor of riflescopes and binoculars, offers complete binocular and riflescope product lines under the Simmons®, Weaver® and Redfield® brand names. With Simmons, Meade has expanded its presence in the sporting goods market, a market the Company has not significantly penetrated in the past. Meade’s dedication to product innovation and brand recognition has led to the successful introduction of a wide range of products — products such as the Meade CaptureView™, a binocular with an integrated digital camera introduced in early fiscal 2003 that contributed over $15 million to net sales in its first year on the market. The Company believes that it offers not only the broadest and most complete line of telescopes and telescope accessories available but also, with the acquisition of Simmons, one of the broadest, most complete and most highly respected lines of riflescopes, binoculars and spotting scopes for the sports optics enthusiast. The Company offers hundreds of different telescope, riflescope and binocular models as well as hundreds of accessory products for consumer telescope and sports optics buyers. The Company’s telescopes range in aperture from under 2 inches to 16 inches and in retail price from less than $100 to more than $15,000. The Company offers several families of riflescopes and binoculars under its brand names at retail price points from about $10 to more than $500. Whether a consumer is a serious amateur astronomer, an avid naturalist or someone just looking for a good binocular, Meade offers a complete range of quality products to satisfy almost any desire the consumer optics buyer may have.

     Founded in 1972, Meade has a decades-long reputation for providing the amateur astronomer with technically sophisticated products at competitive prices. Combining its manufacturing expertise with its dedication to innovation, quality and value, Meade has developed and produced some of the industry’s most technologically advanced consumer telescopes at affordable prices. Although professional and institutional applications of Meade’s telescopes are not Meade’s primary market, the Company’s Schmidt-Cassegrain telescopes are used by many universities, scientific laboratories and aerospace companies throughout the world. The Company has capitalized on its brand name recognition among serious amateur astronomers and its ability to bring advanced technology to lower price points to market successfully its less-expensive telescopes to beginning and intermediate amateur astronomers. Meade is a major supplier of telescopes to such retailers as Discovery Channel Stores (formerly The Nature Company), Aldi (Germany), Wal-Mart, and Sam’s Club.

     Meade was sold by its founder and then-current Chief Executive Officer to an investor group in 1986. It was reacquired by the Company’s senior management in 1991. After the reacquisition, management emphasized a business plan that concentrated on new product development, securing a reliable supplier of less-expensive telescopes, effective targeted marketing and customer service. To those ends the Company committed $3.0 million, $2.2 million and $2.1 million to research and development during fiscal 2003, 2002 and 2001, respectively, and has, over the last five fiscal years, committed $9.7 million in the aggregate to research and development. These research and development expenditures were centered on the development of technologically advanced less-expensive telescopes, new products for the general consumer and sports optics markets as well as product improvement and industrial applications of the Company’s existing technologies.

     Meade manufactures a complete line of advanced astronomical telescopes in Irvine, California, including the production of all of the advanced optical systems, which are critical components of telescopes. Many of the Company’s less-expensive telescopes and its binoculars and riflescopes are manufactured under proprietary designs by manufacturers located in Asia, including mainland China, Taiwan, the Philippines and Japan. The Company also sources component parts for small to midrange telescopes and related accessories from several suppliers in mainland China, Taiwan, Japan and Korea. These parts are assembled into finished products in the Company’s wholly-owned Mexican assembly plant.

     The Company complements its efforts in new product development with an aggressive marketing plan. The Company’s marketing plan includes print advertising in astronomy, outdoor and hunting related magazines and, at times, in general consumer magazines. The marketing plan also includes extensive co-operative advertising campaigns with many of the Company’s key retail partners, as well as point-of-sale marketing displays. In addition, Meade publishes comprehensive, full-color, high-quality product catalogs that provide significant product exposure for a broad range of consumers including the serious amateur astronomer, the avid birder, the weekend sports enthusiast or hunter.

     On September 1, 1999 the Company acquired 100% of the stock and equity interests in Bresser Optik GmbH & Co. KG, and Bresser Optik Geschaftsfuhrung und Verwaltungs GmbH (collectively “Bresser”), for $5.0 million in cash and 201,830 shares of the Company’s common stock valued at approximately $2.0 million. Bresser is a German distributor of binoculars, telescopes, microscopes and other consumer optical products. Bresser has provided the Company greater distribution opportunities for the Company’s products. Moreover, Bresser’s significant presence in the binocular and low-priced telescope market in Europe has strengthened the Company’s penetration into these markets. In January 2000, the Company also purchased what was formerly its German distributor for approximately $1.1 million cash.

     On October 25, 2002 the Company acquired 100% of the outstanding common stock of Simmons Outdoor Corp. for $20.8 million cash ($16.0 million was paid at close; the balance was paid in December, 2002). Simmons, a designer and distributor of riflescopes, binoculars and other consumer sports optics offers products under the Simmons, Weaver and Redfield brand names. To fund a portion of the purchase price, the Company sold 3,291,801 shares of its common stock in a private placement for net cash proceeds of $7.3 million. The balance of the purchase price was funded through borrowings on the Company’s bank line of credit.

     In the United States and Canada, the Company distributes its products through a network of more than 500 specialty retailers, distributors and mass merchandisers, which offer Meade’s products in more than 3,000 retail store locations. The Company also sells certain of its telescope models to selected national mail order dealers. In addition to products sold through Meade Europe (formerly Bresser) channels, Meade sells its products internationally through a network of over 30 foreign distributors, many of which service dealer locations in their respective countries. Revenues from customers outside North America were $27.2 million for the fiscal year ended February 28, 2003, and accounted for approximately 24.5% of the Company’s net sales for the fiscal year ended February 28, 2003. The Company intends to continue to pursue an integrated strategy of product line expansion, aggressive marketing, and expansion of the Company’s domestic and international distribution networks.

     For a more detailed description of our business, including audited and unaudited financial information, see our Annual Report on Form 10-K for the fiscal year ended February 28, 2003 and other documents referred to in “Incorporation of Certain Documents by Reference.”

     Our principal business and executive offices are located at 6001 Oak Canyon, Irvine, California 92618. Our main telephone number is (949) 451-1450. Our website is located at www.meade.com. We do not consider information contained in our web site to be part of this prospectus.

The Offering

Common Stock offered by selling security holder	2,300,000

Use of Proceeds	We will not receive any proceeds from the sale of shares in this offering.

The Nasdaq National Market symbol	“MEAD”

RISK FACTORS

The shares of our common stock being offered involve a high degree of risk. You should carefully consider the following discussion of risks as well as all other information in this prospectus before purchasing any of the shares offered pursuant to this prospectus.

     Our ability to grow is influenced by factors beyond our control, including general economic conditions and changing consumer trends.

     Our business is subject to economic cycles and changing consumer trends. Purchases of telescopes, binoculars, riflescopes or related products and accessories, which we refer to collectively as the Consumer Optics Industry, as well as other discretionary spending with respect to leisure activities tend to decline in periods of economic uncertainty. Any significant decline in general economic conditions or uncertainties regarding future economic prospects that affect consumer spending could have a material adverse effect on our business and results of operations. Any general decline in the size of the Consumer Optics Industry, or in any segment of the Consumer Optics Industry in which we compete, whether from general economic conditions, a decrease in the popularity of our products, or otherwise, could have a material adverse effect on the Company.

     The market for new binocular and riflescope lines is uncertain.

     Through our acquisition of Simmons, we will now offer a new line of binoculars and riflescope products, which we believe will complement our extensive line of telescopes, binoculars, microscopes and related accessories. We may not be able to integrate the new lines of binoculars and riflescopes smoothly with our existing product lines, and our experience in selling riflescopes and certain binoculars is limited. There can be no assurance that we will be able to further penetrate the binocular or riflescope market and achieve meaningful sales. If we are unable to successfully market these new binocular and riflescope lines, this inability may have a material adverse affect on our future growth.

     We depend on foreign suppliers in the manufacture of a number of our products.

     We are dependent on products manufactured by foreign suppliers located primarily in Taiwan, Japan, the People’s Republic of China, the Philippines and Korea. Purchases from foreign suppliers subject us to additional risks, including:

•	imposition of quotas or trade sanctions, including, without limitation, any impact the Imposition of Nonproliferation Measures on North China Industries Corporation (NORINCO) may have on the Company’s ability to continue to import products produced all or in part in Asia,

•	decline in the value of the United States dollar against local currencies causing an effective increase in the cost of finished products and components,

•	shipment delays, and

•	political instability.

     We cannot predict the effect that these factors will have on our business arrangements with foreign suppliers, but any such development could have a material adverse effect on our financial results.

     Alternative suppliers exist for substantially all materials used in manufacturing our products. However, the loss of any existing supplier of certain of the electronic components contained in certain of our products could have a temporary but material adverse effect on our manufacturing operations. If an alternative supplier is required, we believe that it could take up to several months or more to re-engineer certain of our products to accept the operating requirements of the alternative supplier’s components.

     Intellectual property rights are critical to our success, and infringement by others, or our infringement of others’ rights, could have a significant impact on our results of operations.

     We rely primarily on a combination of patent, copyright, and trade secret protections in confidentiality agreements to establish and protect our intellectual property rights. There can be no assurance that our measures to protect our intellectual property rights will deter or prevent unauthorized use of our technology. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Our inability to protect our proprietary rights in the United States or internationally could have a material adverse effect on our results of operations.

     Claims by third parties that our current or future products or processes infringe upon their intellectual property rights may have a material adverse effect on our business. We do not normally perform any formal surveys or studies relating to whether our products or processes infringe upon the intellectual property rights of others, and it would be difficult to establish whether a given product or process infringes upon the intellectual property rights of others. Intellectual property litigation is complex and expensive, and the outcome of such litigation is difficult to predict. Any future potential litigation, regardless of outcome, could result in substantial expense and significant diversion of our management’s and technical personnel’s efforts. An adverse determination in any such litigation could subject us to significant liabilities, require disputed rights to be licensed from such parties, if licenses to such rights were obtainable, or require us to cease using such technology. There can be no assurance that if licenses were obtainable, they would be obtainable at reasonable costs. If forced to cease using such technology, there can be no assurance that we would be able to develop or obtain alternative technology. Accordingly, an adverse determination in a judicial or administrative proceeding, changes in patent or copyright laws or our failure to obtain necessary licenses may prevent us from manufacturing, using or selling certain of our products or processes, which could have a material adverse effect on our business and results of operations.

     Our success depends on technological advancements and new product introductions.

     The Consumer Optics Industry, in recent years, has been characterized by technological advances and new product introductions. We believe that the development and introduction of new, innovative products and accessories with features that respond to changing consumer demands and trends will be critical to our future success. We cannot give any assurance that we will be able to continue to design and manufacture products that will achieve commercial success. In addition, our prior successful designs for various product models may be rendered obsolete within a relatively short period of time as new products are introduced into the market.

     We rely on foreign sales for a significant percentage of our revenues.

     International sales accounted for approximately 21%, 27% and 24.5% of our net sales for fiscal 2001, 2002 and 2003, respectively. We expect international sales to continue to represent a significant portion of net sales. International sales are subject to inherent risks, including:

•	variations in local economies,

•	fluctuating exchange rates,

•	increased difficulty of inventory management,

•	greater difficulty in accounts receivable collection,

•	costs and risks associated with localizing products for foreign countries,

•	changes in tariffs and other trade barriers,

•	adverse foreign tax consequences,

•	cultural differences affecting product demand and customer service, and

•	burdens of complying with a variety of foreign laws.

There can be no assurance that one or more of these factors, operating in one or more foreign countries, will not have a material adverse effect on our future international sales, and consequently, on our operational results.

     We sell a significant portion of our products to two customers.

     Although we sold our telescope products to more than 500 customers during the fiscal year ended February 28, 2003, our two largest customers accounted for 15% and 11%, respectively, of our revenue. We do not have long-term contracts with any of our customers. The loss of, or the failure to replace, any significant portion of the sales made to a significant customer could have a material adverse effect on our business and results of operations.

     The Consumer Optics Industry is highly competitive and sensitive to consumer needs and preferences.

     In the telescope market, Meade competes in the United States and Canada primarily with Celestron Acquisition LLC (“Celestron”), Bushnell Optical Co. (“Bushnell”) and, to a lesser extent, with other significantly smaller companies which service niche markets. In Europe and Japan, we compete primarily with Celestron and Vixen Optical Industries Ltd., as well as other smaller regional telescope importers and manufacturers.

     In the binocular market, which is generally more competitive than the telescope or riflescope markets, with a greater number of competitors at each price point, we compete primarily with Bushnell, Nikon Inc., Canon Inc., Minolta Camera Co., Ltd., Pentax Corporation and various smaller manufacturers and resellers.

     In the riflescope market, we compete primarily with Bushnell, Leupold & Stevens, Inc., BSA Optics, Inc. and various smaller manufacturers and resellers.

     In each of the binocular and riflescope markets, many of our competitors have greater brand name recognition and may have greater financial and technical resources than we do. In addition, many of our competitors have long-standing customer relationships and established brand names in their respective markets.

     Sales of our products are subject to quarterly and seasonal fluctuations.

     Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales, gross margins and profitability. These factors include:

•	the volume and timing of orders received,

•	changes in the mix of products sold,

•	market acceptance of our products,

•	competitive pricing pressures,

•	our ability to meet increasing demand and delivery schedules,

•	the timing and extent of research and development expenses, and

•	the timing and extent of product development costs.

Accordingly, we may experience material adverse fluctuations in future operating results on a quarterly or annual basis. Such fluctuations in operating results could cause the price of our common stock to fluctuate substantially.

     A substantial portion of our net sales and operating income typically occur in the third quarter of our fiscal year primarily due to disproportionately higher customer demand for our less-expensive consumer oriented products during the holiday season. Mass merchandisers purchase a considerable amount of inventory to satisfy this seasonal consumer demand; however, their estimates of product demand for the holiday season may exceed actual product demand. We have, in certain circumstances, allowed these mass merchandisers to return their excess inventory to us. Any such accommodations in the future could have a material adverse effect on our business and results of operations.

     We are subject to various environmental regulations, and our failure to comply could subject us to liability.

     Increasing public attention has been focused on the environmental impact of many businesses. Federal, state and local laws and regulations impose various environmental controls on the storage, handling, discharge and disposal of certain materials used in our manufacturing process. Although we have not experienced a material adverse effect on our operations as a result of environmental laws or requirements, there can be no assurance that changes in such laws will not impose the need for additional capital equipment or other requirements or restrict our ability to expand our operations. Any failure by us to comply with environmental laws could subject us to future liabilities or could cause our manufacturing operations to be limited or suspended, thereby causing a material adverse effect on our business and results of operations.

     A significant percentage of our stock is held by a limited number of shareholders.

     As of June 2, 2003, our senior management beneficially owns approximately 30.5% of the outstanding shares of our common stock (which includes the amount beneficially owned by Mr. Diebel and being offered for sale pursuant to this prospectus), and our ESOP owns 9.4% of the outstanding shares of our common stock. The committee that administers the ESOP is comprised primarily of members of senior management and generally directs the voting of unallocated shares and shares for which participants do not provide voting instructions. As a result, such persons will have the ability to influence the election of the Company’s directors and the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company, and could adversely affect your ability to sell your shares or could lower the market value of your shares.

     Our charter and bylaws, as well as applicable corporate laws, could limit the ability of others to take over management control of the Company. We will have the ability to issue preferred stock, which could adversely affect the rights of holders of our common stock.

     Our Certificate of Incorporation and Bylaws provide for:

•	a classified board of directors with staggered three year terms,

•	advance notice requirements for stockholder proposals and director nominations,

•	a prohibition on stockholder action by written consent and

•	limitations on calling stockholder meetings.

     In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. These provisions could have the effect of discouraging certain attempts to acquire the Company, which could deprive our stockholders of the opportunity to sell their shares of common stock at prices higher than prevailing market prices. In addition, our Board of Directors has authority to issue up to 1,000,000 shares of preferred stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could affect adversely the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. Additionally, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for our common stock at a premium over the market price of the common stock and may affect adversely the market price of and the voting and other rights of the holders of our common stock.

     We may not be able to raise additional funds when needed for our business or to exploit opportunities.

     Our future liquidity and capital requirements will depend on numerous factors, including the success of the integration of our new Simmons operations and potential future acquisitions. We may need to raise additional funds to support expansion, develop new technologies, respond to competitive pressures, or take advantage of unanticipated opportunities. If required, we may raise additional funds through public or private debt or equity financing, strategic relationships or other arrangements. There can be no assurance that such financing will be available on acceptable terms, if at all, and such financing, if obtained, would be dilutive to our stockholders.

USE OF PROCEEDS

     The selling security holder will receive all of the proceeds from the sale or disposition of the common stock covered by this prospectus. We will not receive any proceeds from the sale or disposition of the shares of common stock or interests therein offered by the selling security holder pursuant to this prospectus. The selling security holder will pay any underwriting discounts and commissions and expenses incurred by the selling security holder for brokerage, accounting or tax services or any other expenses incurred by the selling security holder in disposing of the shares of common stock or interests therein, except as described below. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares of common stock covered by this prospectus, including without limitation, all registration and filing fees, reasonable fees and expenses of one counsel for the selling security holder, the reasonable expenses of the selling security holder incurred in connection with the registration of the shares covered by this prospectus, fees and expenses of our counsel and our accountants.

SELLING SECURITY HOLDER

     All 2,300,000 shares of common stock or interests therein offered pursuant to this prospectus are held beneficially by John C. Diebel (the selling security holder). On April 21, 2003, we announced that Mr. Diebel would resign as our chief executive officer effective May 31, 2003. In connection with Mr. Diebel’s resignation, we and Mr. Diebel have entered into a Transition Agreement pursuant to which, among other matters, Mr. Diebel has agreed to serve as a consultant to the Company until May 31, 2004.

Pursuant to a Registration Rights Agreement that we entered into with Mr. Diebel in connection with the Transition Agreement, we have agreed to register for resale by Mr. Diebel, all of Mr. Diebel’s shares of the Company’s common stock and to keep the registration statement effective until the earlier of (1) the date that is 180 days after the registration statement, of which this prospectus is a part, is declared effective and (2) the date on which all of the shares covered by this prospectus may be sold pursuant to Rule 144(k) of the Securities Act.

     In accordance with the registration rights granted to the selling security holder, we have filed with the Securities and Exchange Commission a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale or other disposal of the shares of common stock or interests therein offered by this prospectus. We have agreed to prepare and file amendments and supplements to the registration statement to the extent necessary to keep the registration statement effective until the shares are no longer required to be registered for resale thereof by the selling security holder.

     The actual number of shares of common stock covered by this prospectus, and included in the registration statement of which this prospectus is a part, includes additional shares of common stock that may be issued as a result of stock splits, stock dividends, or similar transactions.

     The following table sets forth certain information with respect to the beneficial ownership of shares of our common stock by the selling security holder as of June 3, 2003 and the number of shares which may be offered pursuant to this prospectus for the account of the selling security holder from time to time. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares, as well as any shares as to which the selling security holder has the right to acquire beneficial interest within 60 days after June 3, 2003, through the exercise or conversion of any stock option, warrant, or other right.

			Number of	Percentage of
	Number of	Maximum	Shares	Outstanding
	Shares	Number of	Beneficially	Shares
	Beneficially	Shares Which	Owned	Beneficially
	Owned Prior	May Be	Following	Owned
	to This	Sold in This	This	Following This
Selling Security Holder	Offering	Offering	Offering(1)	Offering(1)

John C. Diebel (2)	2,898,958 (3)	2,300,000 (4)	598,958 (5)	3.0%

(1)	Assumes the selling security holder will sell all of the shares of common stock beneficially owned and offered pursuant to this prospectus.

(2)	The address for Mr. Diebel is c/o Meade Instruments Corp., 6001 Oak Canyon, Irvine, California 92618. Mr. Diebel serves as the Chairman of the Board and Chief Executive Officer of the Company. Mr. Diebel founded the Company in 1972. He has been the Chairman of the Board and Chief Executive Officer of the Company for the majority of the time since December 1975. On April 21, 2003, the Company announced that Mr. Diebel would resign as the Company’s Chairman (but not as a director) and Chief Executive Officer effective May 31, 2003. Mr. Diebel has entered into a Transition Agreement pursuant to which, among other matters, Mr. Diebel has agreed to serve as a consultant to the Company until May 31, 2004.

(3)	Includes 673,958 shares subject to options that are currently exercisable or will become exercisable on or before August 2, 2003. Also includes 2,225,000 shares held by John C. Diebel, as Trustee of the Diebel Living Trust u/d/t dated January 12, 1995. Mr. Diebel has sole voting and dispositive power over the shares held by the Diebel Living Trust. Does not include 41,042 shares subject to options that will become exercisable after August 2, 2003.

(4)	Includes 2,225,000 shares held by John C. Diebel, as Trustee of the Diebel Living Trust u/d/t dated January 12, 1995. Also includes 75,000 shares subject to options that are currently exercisable at an exercise price of $2.31 per share.

(5)	Consists of 598,958 shares subject to options that are currently exercisable or will become exercisable on or before August 2, 2003, at exercise prices ranging from $4.44 to $11.06 per share. Does not include 41,042 shares subject to options that will become exercisable after August 2, 2003.

PLAN OF DISTRIBUTION

     The shares covered by this prospectus or interests therein may be offered and sold from time to time by the selling security holder. The selling security holder will act independently of us in making decisions with respect to the timing, manner and size of each sale or disposition. Such sales may be made directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling security holder. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customarily received in the types of transactions involved.

     In accordance with the terms of that certain Registration Rights Agreement, dated April 18, 2003 between the Company and the selling security holder, the selling security holder has agreed that he will not sell any shares of our common stock under this prospectus in blocks of less than 50,000 shares, except for sales of up to 15,000 shares in the aggregate, which may be sold pursuant to this prospectus without a minimum volume requirement.

     The common stock or interests therein may be sold or disposed of in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. These transactions, which may involve crosses or block transactions, may occur

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market, including negotiated sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any other legally permissible method.

     The aggregate proceeds to the selling security holder from the sale or disposition of the common stock or interests therein offered by them will be the purchase price of the common stock or interest acquired less discounts or commissions, if any. The selling security holder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase or acquisition of common stock or interests therein to be made directly or through agents. We will not receive any of the proceeds from this offering.

     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered licensed brokers or dealers.

     The selling security holder and any underwriters, broker-dealers or agents that participate in the sale or disposition of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale or disposition of the shares or interests therein may be underwriting discounts and commissions under the Securities Act.

     If the selling security holder is an “underwriter” within the meaning of Section 2(11) of the Securities Act, he will be subject to the prospectus delivery requirements of the Securities Act. The selling security holder has acknowledged that he understands his obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulations, particularly Regulation M.

     We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling security holder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling security holder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     In addition, any shares covered by this prospectus that qualify for sale or disposition pursuant to Rule 144 of the Securities Act may be sold or disposed of under Rule 144 rather than pursuant to this prospectus.

     To the extent required, the shares of our common stock to be sold or disposed of, the names of the selling security holder, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

     We have agreed with the selling security holder to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) the date that is 180 days after the effective date of the first registration statement filed by the Company pursuant to the Registration Rights Agreement and (2) the date on which all of the shares covered by this prospectus may be sold pursuant to Rule 144(k) of the Securities Act. After such time, the selling shareholder, to the extent permitted under Rule 144, may continue to sell or dispose of shares under Rule 144.

LEGAL MATTERS

     Mark D. Peterson, our Senior Vice President and General Counsel, has passed on the validity of the shares of our common stock intended to be sold pursuant to this prospectus. Mr. Peterson is compensated as an employee of the Company, and is the holder of common stock and options to acquire our common stock.

EXPERTS

     The financial statements of Meade Instruments Corp. incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended February 28, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements incorporated in this prospectus by reference from the Meade Instruments Corp. Current Report on Form 8-K/A filed with the Securities Exchange Commission on November 27, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

MATERIAL CHANGES

Unaudited Pro Forma Combined Consolidated Condensed Statement of Income

     On October 25, 2002, Meade Instruments Corp., a Delaware corporation (“Meade”), and MTSC Holdings Corp., a California corporation and wholly owned subsidiary of Meade, acquired from Alliant Techsystems Inc., a Delaware corporation, and ATK Commercial Ammunition Company Inc., a Delaware corporation, all of the issued and outstanding shares of common stock of Simmons Outdoor Corporation, a Delaware corporation (“Simmons”). Simmons is a distributor and marketer of a broad range of riflescopes and binoculars under the Simmons®, Redfield® and Weaver®brand names.

     As of December 6, 2001, Simmons was a wholly-owned subsidiary of Blount International, Inc. (Blount). On December 7, 2001, Simmons was sold to Alliant Techsystems Inc. The accompanying unaudited pro forma consolidated condensed statements of income of Meade reflect ATK’s (successor) basis for periods subsequent to December 6, 2001.

     The unaudited pro forma consolidated condensed statement of income gives effect on a purchase accounting basis to the acquisition of Simmons. The pro forma consolidated condensed statement of income for the twelve months ended February 28, 2003 has been prepared by combining the consolidated statement of income of Meade for the twelve months ended February 28, 2003 with the statement of income of Simmons (successor) for the eight month period ended October 31, 2002.

     The unaudited pro forma consolidated condensed statement of income for the twelve months ended February 28, 2003 assumes that the acquisition occurred on March 1, 2001. The unaudited pro forma consolidated condensed statement of income does not purport to represent the results of operations of Meade had the transaction and events assumed herein occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The pro forma adjustments are based on management’s evaluation of the fair values of the net assets acquired and the resulting purchase price allocations.

     The unaudited pro forma consolidated condensed statement of income is based upon certain assumptions and adjustments described in the notes to the pro forma consolidated condensed statement of income. The pro forma consolidated condensed statement of income should be read in conjunction with (a) the historical financial statements, and related notes, of Meade contained in Meade’s Annual Report on Form 10-K for the year ended February 28, 2003 and (b) Simmons’ historical financial statements included in Form 8-K/A filed with the Securities and Exchange Commission on November 27, 2002 incorporated by reference in this registration statement.

PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT OF INCOME
FOR THE TWELVE MONTHS ENDED FEBRUARY 28, 2003

	Meade	Simmons
	twelve months ended	eight months ended
	February 28,	October 31,	Pro forma		Pro forma
	2003	2002	Adjustments	Notes	Combined

Sales	$110,817,000	$17,624,000			$128,441,000
Cost of sales	76,923,000	13,614,000			90,537,000

Gross profit	33,894,000	4,010,000			37,904,000
Selling expense	14,248,000	2,039,000			16,287,000
General and administrative expenses	12,628,000	818,000			13,446,000
ESOP expenses	905,000	—			905,000
Research and development expenses	3,008,000	—			3,008,000

Operating income (loss)	3,105,000	1,153,000			4,258,000
Interest expense	1,137,000	630,000			2,549,000
			782,000	A

Income (loss) before income taxes	1,968,000	523,000			1,709,000
Provision (benefit) for income taxes	830,000	209,000	104,000	B	726,000
			(209,000)	B

Net income (loss)	$1,138,000	$313,000			$982,000

Earnings per share – basic and diluted	$0.07				$0.05

Weighted average shares outstanding – basic	16,410,000		3,292,000	C	19,702,000

Weighted average shares outstanding – diluted	16,624,000		3,292,000	C	19,916,000

NOTES TO PRO FORMA COMBINED CONSOLIDATED
CONDENSED STATEMENT OF INCOME
FOR THE TWELVE MONTHS ENDED FEBRUARY 28, 2003

Note A	In connection with the acquisition Meade borrowed from its bank approximately $13,485,000 to satisfy a portion of the purchase price. Accordingly, the Company has calculated additional interest expense based upon the bank borrowings at an annual LIBOR rate plus three percent, or approximately 7.0% for the period presented. The adjustment reflects additional interest expense for the year ended February 28, 2003.

Note B	Represents the elimination of the tax provision at Simmons of $209,000 for the eight months ended October 31, 2002 and an adjustment of $104,000 to reflect the tax effect of the pro forma adjustment for interest expense (see Note A).

Note C	Concurrent with the acquisition, Meade sold approximately 3,292,000 shares of its common stock in a private equity offering for net proceeds of approximately $7,344,000 to fund a portion of the cash purchase price at the close.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information about us and the shares of common stock, we refer you to the registration statement and to the exhibits and schedules filed with it. Statements contained in this prospectus as to the contents of any contract or other documents referred to are not necessarily complete. We refer you to those copies of contracts or other documents that have been filed as exhibits to the registration statement, and statements relating to such documents are qualified in all aspects by such reference.

     We file reports with the Securities and Exchange Commission (the “SEC”) on a regular basis that contain financial information and results of operations. You may read and copy any document that we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements, information statements and other information filed electronically with the SEC. The address of the SEC Internet site is http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     To avoid repeating information in this prospectus that we have already filed with the SEC, we have incorporated by reference the SEC filings listed below. This information is considered a part of this prospectus. These documents are as follows:

(1)	Our report on Form 8-K/A as filed with the Securities and Exchange Commission on November 27, 2002;

(2)	Our annual report on Form 10-K for our fiscal year ended February 28, 2003; and

(3)	The description of our common stock contained in our registration statement on Form 8-A as filed with the SEC on February 27, 1997.

     All documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the filing of the initial registration statement for this prospectus but before the effective date of the registration statement shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective dates of filing such documents. In addition, all documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the shares of common stock shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective dates of filing such documents.

     We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to in “Incorporation of Certain Documents by Reference” which have been or may be incorporated in this prospectus by reference. Requests for such copies should be directed to our Secretary at Meade Instruments Corp., 6001 Oak Canyon, Irvine, California 92618, telephone number (949) 451-1450.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

     You should rely only on the information incorporated by reference, provided in this prospectus or any supplement or that we have referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. However, you should realize that the affairs of the Company may have changed since the date of this prospectus. This prospectus will not reflect such changes. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized, if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.